OSISKO INCREASES CREDIT FACILITY TO $350 MILLION

Option to Increase to $450 Million

(Montréal, November 14, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has amended its revolving credit facility (the “Facility”), increasing the amount from $150 million to $350 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $450 million. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests.

National Bank of Canada continues to act as administrative agent and as lender, and the syndicate of financial institutions includes Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada. National Bank Financial Inc. acted as sole Lead Arranger and Bookrunner, and Bank of Montreal as Documentation Agent.

Sean Roosen, Chair and Chief Executive Officer of Osisko, noted: “We are very pleased to have National Bank of Canada and Bank of Montreal as strong financial partners and we welcome our new lenders, as we pursue our strategic plan to provide strong returns to our shareholders and stakeholders. The pipeline of projects from our accelerator model and our near-term cash flowing assets provide our Company with a unique growth profile within the royalty sector.”

Elif Lévesque, Vice President Finance and Chief Financial Officer of Osisko, noted: “The new Facility combined with our cash position (including our recently completed $300 million 5-year convertible debentures) provides liquidity of up to $700 million to fund growth opportunities.”

The Facility is secured by the Company’s assets and has an initial term of four years. About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 131 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., 12.8% in Osisko Metals Inc., 13.3% in Falco Resources Ltd. and 32.8% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, realization of business prospects and opportunities and requirements for additional capital are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the satisfaction of all conditions precedent for the drawdown on the Facility, the realization of the anticipated benefits of the Facility including the acquisition of royalties, stream or other interest. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko ; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.